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Exhibit 12.1

Guitar Center, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(unaudited)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Income (loss) before income taxes and extraordinary loss	59,509	40,801	29,276	35,758	18,959
Add: Interest expense	12,540	13,077	13,411	12,466	11,235
Portion of rents representative of interest factor	11,260	9,675	7,573	5,510	4,102

Earnings (loss) as adjusted	83,309	63,553	50,260	53,734	34,296
Fixed charges:
Interest expense	12,540	13,077	13,411	12,466	11,235
Portion of rents representative of interest factor	11,260	9,675	7,573	5,510	4,102

Total fixed charges	23,800	22,752	20,984	17,976	15,337
Ratio of earnings fixed charges	3.5	2.8	2.4	3.0	2.2

(a)
The ratio of earnings to fixed charges has been computed based upon earnings (loss) before provision for income taxes and fixed charges. Fixed charges consist of interest expense and one third of rental expense (the proportion deemed representative of the interest factor).

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  Exhibit 12.1